UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2015
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

COMMISSION FILE NUMBER 1-6780

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rayonier Advanced Materials Inc. Jesup Mill Savings Plan for Hourly Employees

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rayonier Advanced Materials Inc.
1301 Riverplace Boulevard, Suite 2300
Jacksonville, Florida 32207
Telephone Number: (904) 357-4600

Rayonier Advanced Materials Inc. Jesup Mill Savings Plan for Hourly Employees

As of December 31, 2015 and 2014
and for the Year Ended December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Pension and Savings Plan Committee of the
Rayonier Advanced Materials Inc. Jesup Mill Savings Plan for Hourly Employees
Jacksonville, Florida
We have audited the accompanying statements of net assets available for benefits of the Rayonier Advanced Materials Inc. Jesup Mill Savings Plan for Hourly Employees (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ennis, Pellum & Associates, P.A.

Ennis, Pellum & Associates, P.A.
Certified Public Accountants
Jacksonville, Florida
June 24, 2016

Rayonier Advanced Materials Inc. Jesup Mill Savings Plan for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31, 2015	December 31, 2014
Investments
Investments, at fair value (Note 3)	$21,731,563	$22,951,899
Investments, at contract value (Note 4)	17,609,799	17,480,624
Total investments	39,341,362	40,432,523

Receivables
Notes receivable from participants	1,416,803	1,363,596
Participant contributions	100,037	87,166
Employer contributions	24,183	21,671
Accrued interest and dividends	63,612	3,987
Total receivables	1,604,635	1,476,420
Total assets	40,945,997	41,908,943

Liabilities
Accrued expenses	27,000	—

Net Assets Available for Benefits	$40,918,997	$41,908,943

The accompanying notes are an integral part of these financial statements.

Rayonier Advanced Materials Inc. Jesup Mill Savings Plan for Hourly Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2015
Additions to Net Assets
Investment income (loss):
Net depreciation in fair value of investments	$(1,470,734)
Interest and dividends (Note 5)	672,156
Total investment loss	(798,578)

Interest on notes receivable from participants	57,047

Contributions:
Participant contributions	2,582,569
Employer contributions	2,398,837
Rollover contributions	51,435
Total contributions	5,032,841

Total additions to net assets	4,291,310

Deductions from Net Assets
Distributions to participants	4,780,955
Administrative expenses	41,789
Total deductions from net assets	4,822,744

Net decrease before transfers of assets from this plan	(531,434)

Net transfers of assets from this plan (Note 1)	(458,512)

Net assets available for benefits:
Beginning of year	41,908,943
End of year	$40,918,997

The accompanying notes are an integral part of these financial statements.

Rayonier Advanced Materials Inc. Jesup Mill Savings Plan for Hourly Employees

Notes to Financial Statements

1.	Description of the Plan
The following brief description of the Rayonier Advanced Materials Inc. Jesup Mill Savings Plan for Hourly Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering eligible, hourly-paid, bargaining unit employees of the Jesup plant of Rayonier Advanced Materials Inc (the “Company” or “Sponsor”). Eligible employees may contribute to the Plan on the first day of the month following 90 days of service without interruption or the date on which one year of eligibility service is completed, whichever is earlier. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Massachusetts Mutual Life Insurance Company (“MassMutual”) serves as the custodian and record keeper of the Plan, and maintains and administers the Plan’s investment assets for the benefit of participants. The Plan’s investments in Rayonier Advanced Materials Inc. common stock and Rayonier Inc. common shares are held in trust (the “Trust”) and is administered by Reliance Trust Company.
Contributions
Participants may contribute one percent to 16 percent of eligible compensation. Contributions may be made on a before-tax basis, after-tax basis or a combination thereof.
The Company makes a matching contribution equal to 50 percent of the first six percent of each participant’s eligible compensation contributed to the Plan. Matching Company contributions are initially invested in the Rayonier Advanced Materials Inc. Common Stock Fund. Participants can elect to transfer all or part of their total account balance into any available investment under the Plan at any time, but may be subject to trading restrictions.
The Company closed enrollment in its defined benefit pension plans to new employees hired or rehired after March 2009. Effective April 2009, eligible employees hired or rehired after March 2009 receive an enhanced retirement contribution in addition to the standard matching contribution, in accordance with the collective bargaining agreement. For the year ended December 31, 2015, the enhanced retirement contribution was $1,250 annually for each eligible employee.
The Company makes a non-elective annual contribution based on a combination of age and service for participants employed for at least one year as of the contribution date. The annual contribution is initially invested based on participants’ investment selections. Participants can elect to transfer all or part of their total account balance into any available investment under the Plan at any time, but may be subject to trading restrictions.
Each year, participants may contribute up to the maximum allowed by the Internal Revenue Code (“IRC”). In addition, the Plan allows for “catch-up” contributions by participants age 50 years and older as of the end of the Plan year. The Plan permits rollovers from other qualified plans into the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the related Company contributions. Plan earnings and losses are allocated to participant accounts based upon account balances.
Vesting
Participants are immediately fully vested in their contributions plus actual earnings/losses thereon. Participants vest in the Company contributions, enhanced retirement contributions and annual contribution at a rate of 20 percent per year of service. Full vesting occurs after five years of service.
Forfeitures
Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. Total forfeitures were $17,882 for the year ended December 31, 2015. During 2015, forfeitures of $28,226 were utilized to reduce employer contributions and pay for administrative expenses. An insignificant amount of interest income

Rayonier Advanced Materials Inc. Jesup Mill Savings Plan for Hourly Employees

Notes to Financial Statements

is earned on the funds held in this account. At December 31, 2015 and 2014, the balance in forfeited, non-vested accounts totaled $13,807 and $23,658, respectively, and remains available in the MassMutual Guaranteed Interest Account (“GIA”).
Transfers
The Company maintains three defined contribution plans for its employees depending upon their employment status. If a participant changes employment status and is eligible to transfer into a different plan during the year, the participant can elect to transfer his account balance into the corresponding plan. The transfer is included in the “Net transfers of assets from this plan” line on the Statement of Changes in Net Assets Available for Benefits.
Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets held at the end of the year. New investments in the Rayonier common shares investment option are prohibited; however participants may maintain existing balances in the investment option.
Participants are prohibited from transferring into Rayonier Advanced Materials Inc. Common Stock Fund, most pooled separate investment accounts and similar investment options if they have transferred into and out of the same option within the previous 60 days. The MassMutual GIA is not subject to this rule nor does this rule prohibit participants from transferring out of any option at any time.
Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their individual accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the participant’s vested balance or (b) $50,000 reduced by the participant’s highest outstanding loan balance, if any, during the prior one-year period. Participants may not have more than one loan outstanding at a time. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent. Principal and interest are paid ratably through bi-weekly payroll deductions. Loan transactions are treated as transfers between the investment funds and the loan fund.
Payment of Benefits and Withdrawals
Plan benefits are payable to participants either at the time of termination or retirement, in the case of becoming disabled, or to their beneficiaries in the event of death, and are based on the fully vested balance of their account. Alternatively, a participant may elect to defer distribution until April 1 of the year following the participant’s attainment of age 70-1/2, provided the participant’s vested account balance exceeds $1,000. In the event of termination of employment before retirement, a participant’s account balance will be distributed in either a lump sum, over future periods, or deferred.
Withdrawals may be made from the principal portion of a participant’s after-tax account balance in excess of a prescribed minimum at any time. Withdrawals from before-tax account balances and earnings from after-tax account balances are allowable before attaining the age of 59-1/2 in the case of financial hardship. Existence of financial hardship is determined by Internal Revenue Service (“IRS”) criteria.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual method of accounting.
Recently Adopted Accounting Pronouncements
In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which exempts investments measured using the net asset value (NAV) practical expedient in ASC 820, Fair Value Measurement, from categorization within the fair value hierarchy. The guidance requires retrospective application and is effective for public business entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted. Management elected to early adopt the provisions of this new standard. Accordingly, the amendment was retrospectively applied with no impact on the Statements of Net Assets

Rayonier Advanced Materials Inc. Jesup Mill Savings Plan for Hourly Employees

Notes to Financial Statements

Available for Benefits as of December 31, 2015 and 2014 or the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015.
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively, with early application permitted. Management has elected to adopt Parts I and II as of December 31, 2015 and has applied the guidance in both parts retrospectively. Part III is not applicable to this Plan.
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value (except for fully-benefit responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The plan administrator determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. See Note 3 - Fair Value Measurements for additional information.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation in fair value of investments includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.
Notes Receivable from Participants
Participant loans are recorded as “Notes receivable from participants” and measured at their unpaid principal balance plus any accrued but unpaid interest in the Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.
Operating Expenses
Fees charged by the individual funds and participant specific expenses are deducted from the participant’s balance and reflected as a component of the net appreciation in fair value of investments. Participant accounts are charged with an allocation of administrative expenses.
Subsequent Events
The Plan has evaluated events and transactions that occurred through June 24, 2016, the date the financial statements were issued. One subsequent event warranting disclosure was identified. Effective January 1, 2016, the matching contribution is directed

Rayonier Advanced Materials Inc. Jesup Mill Savings Plan for Hourly Employees

Notes to Financial Statements

to the participant specific allocations instead of the Rayonier Advanced Materials Inc. Common Stock Fund.

3.	Fair Value Measurements
Financial assets and liabilities disclosed in the financial statements on a recurring basis are recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-level hierarchy that prioritizes the inputs used to measure fair value as follows:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -
Observable inputs other than quoted prices included in level one, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 -
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015, and 2014.
Common stock funds Valued using the unit value calculated from the observable market price of the stock plus the cost of the short-term investment fund, which approximates fair value.

Pooled separate investment accounts Valued using the daily closing price of the underlying pool of securities as published. Purchases and sales may occur daily within these accounts. As of December 31, 2015, there were no unfunded commitments. Should the Plan initiate a full redemption on any of the pooled separate investment accounts, the redemption period is immediate.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2015:

Asset Category	Level 1	Level 2	Level 3	Total
Rayonier Inc. Common Stock Fund	$—	$1,525,427	$—	$1,525,427
Rayonier Advanced Materials Inc. Common Stock Fund	—	4,090,913	—	4,090,913
Pooled Separate Investment Accounts	—	16,115,223	—	16,115,223
Investments at Fair Value	$—	$21,731,563	$—	$21,731,563
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2014:

Asset Category	Level 1	Level 2	Level 3	Total
Rayonier Inc. Common Stock Fund	$—	$3,030,230	$—	$3,030,230
Rayonier Advanced Materials Inc. Common Stock Fund	—	1,947,192	—	1,947,192
Pooled Separate Investment Accounts	—	17,974,477	—	17,974,477
Investments at Fair Value	$—	$22,951,899	$—	$22,951,899
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Rayonier Advanced Materials Inc. Jesup Mill Savings Plan for Hourly Employees

Notes to Financial Statements

4.	Fully Benefit-Responsive Investment Contracts
The Plan holds a traditional investment contract. This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

The benefit-responsive investment contract with MassMutual is a general account evergreen group annuity contract, or Guaranteed Interest Account. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer Such interest rates are reviewed on a semiannual basis for resetting. This contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor. The Plan may terminate the contract on the contract anniversary date with 90 days prior notice.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Sponsor or other Sponsor event (e.g., divestitures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

5.	Dividends
The Plan received cash dividends of $0.28 per share on Rayonier Advanced Materials Inc. stock owned, totaling $63,918 and cash dividends totaling $87,159 on other stock accounts, during the year ended December 31, 2015.

6.	Party-in-Interest Transactions
Certain Plan investments are in Rayonier Advanced Materials Inc. common stock. As Rayonier Advanced Materials Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2015 and 2014, the Plan held approximately 388,243 and 82,205 shares of Rayonier Advanced Materials Inc. common stock, respectively, which represented approximately 0.9 percent and 0.2 percent of the Company’s total shares outstanding, respectively.
Certain Plan investments are in holdings managed by MassMutual, the Plan’s custodian and record keeper. Accordingly, these transactions also qualify as party-in-interest transactions.
The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

7.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Rayonier Advanced Materials Inc. Jesup Mill Savings Plan for Hourly Employees

Notes to Financial Statements

8.	Tax Status
The Plan has adopted a Volume Submitter Profit Sharing Plan with CODA Plan Document.  The Volume Submitter Plan received a favorable opinion letter from the IRS on March 31, 2008. The letter states the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the Plan Administrator and the Plan’s tax counsel believe the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe the Plan is qualified, and the related Trust is tax-exempt.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9.	Reconciliation of Financial Statements to Form 5500
The following table is a reconciliation of net assets available for benefits according to the financial statements as compared to Form 5500 as of December 31, 2015 and 2014.

December 31, 2015
Net assets available for benefits per the financial statements	$40,918,997
Less: Contributions receivable	(124,220)
Plus: Accrued expenses	27,000
Net assets available for benefits per Form 5500	$40,821,777

December 31, 2014
Net assets available for benefits per the financial statements	$41,908,943
Less: Contributions receivable	(108,837)
Interest receivable	(39)
Net assets available for benefits per Form 5500	$41,800,067
The following table is a reconciliation of changes in net assets available for benefits according to the financial statements as compared to Form 5500 for the year ended December 31, 2015.

Year Ended
December 31, 2015
Decrease in net assets available for benefits before transfers per the financial statements	$(531,434)
Change in receivables	(15,344)
Change in accrued expenses	27,000
Net income per Form 5500	$(519,778)

Rayonier Advanced Materials Inc. Jesup Mill Savings Plan for Hourly Employees
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)
As of December 31, 2015

Plan Number 033
Employer Identification Number 46-4559529

(a)	(b) Identity of Issue	(c) Description	(e) Current Value
*	MassMutual	Guaranteed Interest Account	$17,609,799
*	MassMutual	MM S&P 500 Index Fund	8,756,937
*	MassMutual	Wells Fargo Advantage Dow Jones Target 2045 Fund	1,829,639
*	MassMutual	Wells Fargo Advantage Dow Jones Target 2025 Fund	1,305,322
*	MassMutual	Wells Fargo Advantage Dow Jones Target 2035 Fund	1,397,561
*	MassMutual	American Funds Growth Fund of America	401,398
*	MassMutual	Northern Mid Cap Index Fund	429,942
*	MassMutual	Select MetWest Total Return Bond Fund	411,857
*	MassMutual	MFS Value Fund	379,364
*	MassMutual	Invesco Small Cap Discovery Fund	373,068
*	MassMutual	American Funds EuroPacific Growth Fund	272,480
*	MassMutual	Wells Fargo Advantage Dow Jones Target 2015 Fund	142,943
*	MassMutual	MM MSCI EAFE International Index Fund	141,708
*	MassMutual	MM Select Small Company Value Fund	129,827
*	MassMutual	Oppenheimer Developing Markets Fund	104,331
*	MassMutual	Wells Fargo Advantage Dow Jones Target Today Fund	20,917
*	MassMutual	Wells Fargo Advantage Dow Jones Target 2055 Fund	17,929
	Stock Fund	Rayonier Inc. Common Shares	1,525,427
*	Stock Fund	Rayonier Advanced Materials Inc. Common Stock	4,090,913
*	Participant Loans	Participant Loans**	1,416,803
			$40,758,165

*	Denotes exempt party-in-interest transaction.
**	The loans bear fixed interest rates of 4.25 percent to 4.50 percent with maturities through August 30, 2029.
	Note: Investments are participant directed, thus cost information is not required.

See Independent Auditors’ Report.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Savings Plan Committee for the Rayonier Advanced Materials Inc. Jesup Mill Savings Plan for Hourly Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rayonier Advanced Materials Inc. Jesup Mill Savings Plan for Hourly Employees
(Name of Plan)

/s/ JAMES L POSZE
James L Posze
Plan Administrator

Date: June 24, 2016

Exhibit Index

Exhibit No.	Description	Location
23	Consent of Independent Registered Public Accounting Firm	Filed herewith